August 24, 2012

VIA EDGAR

Mr. Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:          AuthenTec, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2011
Filed March 9, 2012
File No. 001-33552

Dear Mr. Cascio:

AuthenTec, Inc., a Delaware corporation (the “Company” or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated August 14, 2012. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

AuthenTec, Inc. Annual Report on Form 10-K for Fiscal Year Ended December 30, 2011

Consolidated Statements of Operations, page 40

1.
We note your response to prior comment 1 that you will, “revise [your] future annual filings” to provide the separate disclosures required by Rule 5-03 (b)(1) and (2) of Regulation S-X. However, we note that that those disclosures are also required for interim financial statements. Refer to Rule 10-01(a)(3) of Regulation S-X. Please revise future interim and annual filings, as appropriate, to provide these disclosures.

Response:

We have reviewed the Staff’s comment and we will revise our future filings, including our interim filings, as appropriate, to provide the previously indicated disclosures required by Rule 5-03 (b)(1) and (2) of Regulation S-X.

Note 12. Business Acquisitions

UPEK, Inc., page 67

Brian Cascio
August 24, 2012

2.	Please refer to the second bullet point of prior comment 4. Please address the following:

•
Explain to us the terms of the original promissory note which allowed for the settlement of the note through the issuance of shares, referred to in your response as the “alternative settlement feature”. Describe how the conversion price and share settlement amounts were determined and whether either of those terms was adjustable. Tell us how you determined that the “alternative settlement feature” was not an embedded derivative.

Response:

The terms of the original promissory note was for a non-interest bearing promissory note in the principal amount of $21,557,559. The “alternative settlement feature” included in our response of August 3, 2012 refers to the fact that the promissory note was to be alternatively settled by issuing 7,984,281 shares of our common stock (the “Note Satisfaction Shares”) in the event that our stockholders approved the issuance of the Note Satisfaction Shares at a special meeting in lieu of paying $21,557,559 in cash. The maturity date of the promissory note was the earlier of (i) as soon as commercially practicable but in any event no later than three business days after the date a special meeting of our stockholders was held to approve the settlement of the promissory note through the issuance of 7,984,281 shares of our common stock  and (ii) March 1, 2011 (subject to a 60 day extension upon the occurrence of certain events). If our stockholders had not approved the issuance of the Note Satisfaction Shares at a special meeting, then we would have been required to satisfy the promissory note through the payment of $21,557,559 in cash.  Please also refer to a copy of the promissory note, which was attached as Exhibit 4.1 to our Current Report on Form 8-K that we filed with the SEC on September 7, 2010.  Section 3 of the promissory note contains the “alternative settlement feature.”

The effective conversion price of $2.70 per share was determined by dividing the stated principal amount of the note of $21,557,559 by the 7,984,281 shares issuable upon conversion of the promissory note. Both the number of shares to be issued in satisfaction of the promissory note under the alternative settlement feature and the stated principal amount of the note was negotiated and agreed upon between the Company and UPEK, Inc. as part of the overall merger consideration. The terms of the note included certain anti-dilution adjustments such that at any time before the maturity date, the conversion price could have been adjusted for events including: (i) stock dividend, subdivision or split-off of common shares; and (ii) restructuring, combination or reclassification of common shares.

Regarding the determination of whether the “alternative settlement feature” was an embedded derivative or not, we first considered whether the promissory note had any features that would need to be bifurcated and separately accounted for per the guidance in ASC 815 – Derivatives and Hedging, including the applicability of the ASC 815-10-15-74 scope exception for instruments indexed to an entity's own stock in accordance with ASC 815-40-15 – Derivatives and Hedging, Contracts in Entity’s Own Equity, Scope and Scope Exceptions, and classified in shareholders' equity in accordance with ASC 815-40-25 – Derivatives and Hedging, Contracts in Entity’s Own Equity, Recognition. That guidance provides that if the alternative settlement feature had met certain criteria it would need to be removed from the debt host as a contingent forward sale of the Company's common stock and accounted for separately as a derivative.

Brian Cascio
August 24, 2012

Based upon our analysis, we concluded that the alternative settlement feature met all of the criteria of ASC 815-15-25 – Derivatives and Hedging, Embedded Derivatives, Recognition, and ASC 815-10-15-83 – Derivatives and Hedging, Scope and Scope Exceptions, Definition of Derivative Instrument, and as such, was considered an derivative requiring bifurcation and separate accounting. However, as the alternative settlement feature was considered indexed to our own common stock and classified in stockholders' equity under ASC 815-40-25 – Derivatives and Hedging, Contracts in Entity’s Own Equity, Recognition, the feature met the scope exception available under ASC 815-10-15-74 – Derivatives and Hedging, Embedded Derivatives, Certain Contracts involving an Entity’s Own Equity. Accordingly, we concluded that the alternative settlement feature did not need to be bifurcated. As such, the promissory note was accounted for as a single instrument.

•	Describe how you accounted for the difference between the fair value of the promissory note and its stated value from September 7, 2010 until its extinguishment.

Response:

The promissory note was initially recorded at fair value upon issuance on September 7, 2010. In accordance with ASC 835-30 – Interest, Imputation of Interest, interest would generally not be imputed on receivables/payables maturing in less than one year. As such, the promissory note was not subsequently re-measured until the settlement date as the promissory note was payable on the earlier of (i) within three days of a shareholder vote which was expected to occur on December 17, 2010, or (ii) March 1, 2011.

We considered whether the guidance in ASC 835-30 regarding accreting discounts applied. The promissory note was issued as purchase consideration to the selling shareholders of UPEK, Inc. and it was uncertain whether the note would be paid in cash of $21,557,559. Thus, we did not believe it was appropriate to accrete the note payable from fair value at the issuance date ($13.6 million as of September 7, 2010) to the potential stated cash maturity value of $21,557,559 over the period from the September 7, 2011 issue date to March 1, 2011 (or to the earlier expected shareholder vote date of December 17, 2010) due to that uncertainty.

Brian Cascio
August 24, 2012

As noted in our Current Report on Form 8-K that we filed with the SEC on December 20, 2010, we convened a special meeting of our shareholders on December 17, 2010 for the purpose of voting on the approval of the issuance of the Note Satisfaction Shares in full satisfaction of the note. At that December 17, 2010 special meeting, the shareholders approved the issuance of the Note Satisfaction Shares and on December 22, 2010, we issued 7,984,281 shares in full satisfaction of the note. Upon settlement of the note through the issuance of the 7,984,281 shares of our common stock on December 22, 2010, the difference between the note carrying value of $13.6 million and the fair value upon issuance of the common shares of $20.7 million was recorded as a $7.1 million note settlement charge to our fiscal 2010 statement of operations.

•
Provide us with the authoritative accounting literature which supports your accounting for and valuation of the promissory note at issuance and at extinguishment. Please explain to us the reason for the significant note settlement charge recorded during the three months ended December 31, 2010.

Response:

As detailed in our previous response dated August 3, 2012, the promissory note was initially recorded at the acquisition date fair value upon issuance on September 7, 2010, in accordance with ASC 805 – Business Combinations and ASC 820 – Fair Value Measurements.

Due to the fact that neither we nor the note holders had the ability to determine the form of settlement of the note (either cash or shares), we concluded the note was not a convertible debt instrument within the scope of ASC 470-20 – Debt, Debt with Conversion and Other Options, as neither we nor the note holders held a conversion option to convert the note into shares.  Rather, in substance, the note was considered a legal form debt instrument (promissory note) that could have been settled either (i) through the issuance of 7,984,281 shares of our common stock or (ii) through the cash payment of $21,557,559, contingent solely upon actions to be taken by our existing shareholders at that time. Such actions were outside of our control and that of the note holder. Economically, this instrument was a bond with an embedded contingent forward sale agreement on common stock. The forward sale agreement was the requirement to deliver a fixed amount of shares – 7,984,281 – in return for the retirement of the note, contingent solely upon shareholder approval.

As discussed in our response above, we did not subsequently re-measure the promissory note until settlement. In addition, as explained above, we did not believe it was appropriate to accrete the note payable from fair value at issuance date to the stated cash maturity value of $21,557,559 over the period from September 7, 2011 issue date to March 1, 2011 (or to the earlier expected shareholder vote date of December 17, 2010).

Brian Cascio
August 24, 2012

The significant note settlement charge recorded during the three months ended December 31, 2010 was a result of the settlement of the note for shares on December 22, 2010 and the result of the difference in the $13.6 million carrying value of the note and the $20.7 million fair value of 7,984,281 common shares at December 22, 2010.  The recording of the issuance of common shares at fair value was in accordance with ASC 820 – Fair Value Measurements.  This reflected an increase in our share price during the time since the note’s original issuance on September 7, 2010.

•	Confirm for us when the 7,984,281 settlement shares were issued. We note that your audited financial statements disclose that they were issued on December 22, 2011.

Response:

The issuance date of 7,984,281 settlement shares was December 22, 2010 and not December 22, 2011, as disclosed in our 2011 financial statements. The 2010 date was a typographical error in our 2011 financial statements and will be revised, as necessary, in future filings. It should be noted that the correct share settlement date of December 22, 2010 appeared in each of our interim financial statements included in our Quarterly Reports on Form 10-Q for 2011.

Other

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

Brian Cascio
August 24, 2012

If you have any questions concerning the foregoing, please contact the undersigned at (321) 308-1330.

Sincerely,

AuthenTec, Inc.

 /s/ Frederick R. Jorgenson
Frederick R. Jorgenson
Vice President, General Counsel and Secretary

cc:          Lawrence Ciaccia, AuthenTec, Inc.
Philip Calamia, AuthenTec, Inc.
W. Scott Ortwein, Alston & Bird LLP
Kyle Healy, Alston & Bird LLP
Bill Fluke, PricewaterhouseCoopers, LLP